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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8-	42833

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2014__ AND ENDING __December 31, 2014__ ✗

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.P. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Waterview Drive

                                   (No. and Street)

Centerport	New York	11721
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__George C. Reichle__   __(631) 757-3200__

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Caminiti & Cogliati, CPAs, LLP__

                         (Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, Hauppauge	New York	11788
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____George C. Reichle_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____A.P. Securities, Inc._____ , as

of _____December 31_____ , 20__14____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

MATTHEW LOMOTAN
Notary Public, State of New York
No. 01LO6194755
Qualified in Suffolk County
Commission Expires 10/06/20__

_____
Notary Public

Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.P. SECURITIES, INC.

Statement of Financial Condition

For the Year Ended December 31, 2014

Caminiti & Cogliati, CPAs, LLP

A.P. SECURITIES, INC.

CONTENTS



CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Report of Independent Registered Public Accounting Firm

To the Stockholder of
A.P. Securities, Inc.

We have audited the accompanying statement of financial condition of A.P. Securities, Inc. (a New York corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. A.P. Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of A.P. Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 20, 2015

Member: New York State Society of Certified Public Accountants / American Institute of Certified Public Accountants
Licensed in New York, Florida and Connecticut

A.P. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets

Current assets:

Cash and cash equivalents	$	6,666
Accounts receivable (Note 2)		9,571
Prepaid expenses and other current assets		500
Total current assets		16,737

Other assets:

Investments (Note 3)		23,980
Total assets	$	40,717

Liabilities and stockholder's equity

Current liabilities:

Accounts payable and accrued expenses	$	9,142
Payroll taxes payable		875
Total current liabilities		10,017

Stockholder's equity:

Common stock, no par value, 4,445 shares authorized;		
4,245 shares issued and outstanding		35,000
Additional paid-in capital		19,500
Accumulated deficit		(41,880)
Accumulated other comprehensive gain (loss)		
Unrealized gain (loss) on investment		18,080
Total stockholder's equity		30,700
Total liabilities and stockholder's equity	$	40,717

See accompanying report of independent registered public accounting firm
and notes to financial statements.

1. Summary of significant accounting policies

Nature of business

A.P. Securities, Inc. ("the Company") is a corporation organized under the laws of the State of New York on March 20, 1990, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

See accompanying report of independent registered public accounting firm
and notes to financial statements.

7

1. **Summary of significant accounting policies (continued)**

Income taxes
As of January 1, 2014 the Company elected to terminate their "small business corporation" (S Corporation) status for federal and state tax purposes. Therefore, federal and state income taxes are accrued at the end of each year in accordance with applicable income tax laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

Advertising
The Company's policy is to expense advertising costs as the costs are incurred. There was no advertising expense for the year ended December 31, 2014.

Subsequent events
In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2014) have been evaluated through February 20, 2015, which is the date the financial statements were available to be issued.

2. **Accounts receivable**
Accounts receivable of $9,571 were all current and are comprised of commissions due on the sale of mutual funds and fee income.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

3. **Investments**
During the calendar year 2000, the Company acquired, for $5,900, 500 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq").

The carrying value and estimated fair value of marketable securities available for sale at December 31, 2014 is as follows:

	Carrying Value	Fair Value	Unrealized Gain
Equities	$ 5,900	$ 23,980	$ 18,080

4. **Fair value measurements**

In accordance with generally accepted accounting principles, the Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820), which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value.

Equities – valued at the net asset value ("NAV") of shares held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Equities	$ 23,980	$ --	$ --	$ 23,980

See accompanying report of independent registered public accounting firm
and notes to financial statements.

9

5. **Pension plan**

   The Company has set up a profit sharing plan during the year 2007, which covers all employees who meet the plan's eligibility requirements. There was no pension expense for the year ended December 31, 2014.

6. **Net capital**

   The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

   At December 31, 2014 the Company had net capital of $24,503, which was $19,503 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.40881 to 1 as of December 31, 2014.